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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              SCHEDULE 14D-1/A
                             (AMENDMENT NO. 3)
                    Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                               SCHEDULE 13D/A
                             (AMENDMENT NO. 7)

                 Under the Securities Exchange Act of 1934

                           SCOR U.S. Corporation
                         (Name of Subject Company)


                        SCOR Merger Sub Corporation
                                 SCOR S.A.
                                 (Bidders)


                  COMMON STOCK, PAR VALUE $0.30 PER SHARE
                       (Title of Class of Securities)


                                78 4027 10 4
                   (CUSIP Number of Class of Securities)


                            John T. Andrews, Jr.
                               Vice President
                       General Counsel and Secretary
                           SCOR U.S. Corporation
                           Two World Trade Center
                       New York, New York 10048-0178
                               (212) 390-5200

                                  Copy to:

                           Allan M. Chapin, Esq.
                            Sullivan & Cromwell
                              250 Park Avenue
                       New York, New York 10048-0178
                               (212) 558-4000
         (Name, Address, and Telephone Numbers of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

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
                   1  NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      SCOR S.A.



                   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [  ]
                                                                                                   (b) [  ]


                   3  SEC USE ONLY



                   4  SOURCE OF FUNDS                                                                 WC



                   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT              [  ]
                      TO ITEMS 2(d) or 2(e)


                   6  CITIZENSHIP OR PLACE OF ORGANIZATION                                          France



                   7  AGGREGATE AMOUNT BENEFICIALLY OWNED                                      18,021,229 shares
                      BY EACH REPORTING PERSON



                   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN                  [  ]
                      SHARES



                   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                            99.18%



                  10  TYPE OF REPORTING PERSON                                                    HC, IC, CO


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

                   1  NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      SCOR Merger Sub Corporation



                   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [  ]
                                                                                                   (b) [  ]


                   3  SEC USE ONLY



                   4  SOURCE OF FUNDS                                                                 AF



                   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT              [  ]
                      TO ITEMS 2(d) or 2(e)



                   6  CITIZENSHIP OR PLACE OF ORGANIZATION                                         Delaware



                   7  AGGREGATE AMOUNT BENEFICIALLY OWNED                                      3,473,473 shares
                      BY EACH REPORTING PERSON



                   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN                  [  ]
                      SHARES



                   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                              19.12%



                  10  TYPE OF REPORTING PERSON                                                        CO


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      This Amendment No. 3 amends and supplements the Tender Offer
Statement on Schedule 14D-1, dated November 9, 1995, as amended by Amendment No. 1 thereto dated December 6, 1995 and Amendment No. 2 thereto dated December 7, 1995 (as so amended, the "Schedule 14D-1"), filed by SCOR Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SCOR S.A., a societe anonyme organized under the laws of The French Republic ("Parent"), and by Parent relating to the tender offer by the Purchaser to purchase all the outstanding shares of Common Stock, par value $0.30 per share (the "Shares"), of SCOR U.S. Corporation, a Delaware corporation (the "Company"), not already directly or indirectly owned by Parent, at a price of $15.25 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"), both of which were annexed to and filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This amendment is being filed by the Purchaser and Parent. Capitalized terms used and not defined herein shall have the meaning set forth in the Schedule 14D-1 and the Offer to Purchase filed as Exhibit (a)(1) thereto. By this amendment the Schedule 14D-1 is hereby amended in the respects set forth below.

      This Amendment No. 3 to Schedule 14D-1 also constitutes (i) the final amendment to the Schedule 14D-1 pursuant to General Instruction D to
Schedule 14D-1 under the Exchange Act and (ii) Amendment No. 7 to the Statement on Schedule 13D under the Exchange Act originally filed by Parent with the Commission on November 2, 1990, as most recently amended on December 7, 1995 by Amendment No. 2 to the Schedule 14D-1 relating to the Offer.

Item 1.  Security and Subject Company.

         Item 1(b) is hereby supplemented and amended by adding the following information thereto:

         On December 13, 1995, the Purchaser notified the Depositary that it was accepting for payment all Shares validly tendered pursuant to the Offer and not withdrawn prior to 12:00 midnight, New York City time, on Tuesday, December 12, 1995. As of that time, an aggregate of 3,473,473 Shares had been validly tendered (an aggregate of 6,766 of which Shares were tendered by way of notice of guaranteed delivery procedures).

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the
         Bidder.

         Item 5(a) is hereby supplemented and amended by adding the following information thereto:

         As set forth in the "INTRODUCTION" of the Offer to Purchase, the Parent, as the direct and indirect beneficial owner of more than 90% of the outstanding Shares, intends to contribute its Shares to the Purchaser and cause the Purchaser to effect the Merger without the vote of the Company's stockholders pursuant to the short-form merger provisions of Section 253 of the Delaware General Corporation Law.

Item 6.  Interest in Securities of the Subject Company.

         Items 6(a)-(b) are hereby supplemented and amended by adding the following information thereto:

         On December 13, 1995, the Purchaser purchased an aggregate of 3,473,473 Shares (6,766 of which are subject to delivery pursuant to notice of guaranteed delivery procedures) pursuant to the Offer at the offer price of $15.25 per Share, net to the seller in cash,

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         without interest thereon. As a result of such purchase, Parent will directly and indirectly beneficially own 18,021,229 Shares, which constitute approximately 99.18% of the outstanding shares of Common Stock of the Company.

Item 10. Additional Information.

         Item 10(f) is hereby supplemented and amended by adding the following information thereto:

         The press release of Parent dated December 13, 1995 relating to the completion of the Offer and the acceptance for payment by the Purchaser of all Shares validly tendered pursuant to the Offer is incorporated by reference herein and is attached hereto as Exhibit
         (a)(10).

Item 11. Material to be filed as Exhibits.

         (a)(10)   Press Release issued by Parent, dated December 13, 1995.

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                                 SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 14, 1995



                        SCOR S.A.


                        By:    /s/ Jacques Blondeau

                        Name:   Jacques Blondeau
                        Title:  Chairman and Chief Executive Officer



                        SCOR Merger Sub Corporation


                        By:    /s/ Jacques Blondeau

                        Name:   Jacques Blondeau
                        Title:  President

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                               EXHIBIT INDEX



Exhibit Number                Exhibit Name                        Page Number

(a)(10)                 Press release issued by Parent, dated
                        December 13, 1995.